NORTHROP GRUMMAN CORPORATION

EXHIBIT 12(a)
NORTHROP GRUMMAN CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

$ in millions	Nine Months Ended September 30		Year Ended December 31
Earnings:	2018	2017	2017	2016	2015(1)	2014(1)	2013(1)
Earnings before income taxes	$2,957	$2,382	$2,996	$2,855	$2,790	$2,937	$2,863
Fixed Charges:
Interest expense, including amortization of debt premium	420	224	360	301	301	282	257
Portion of rental expenses on operating leases deemed to be representative of the interest factor	90	76	100	99	101	101	99
Earnings before income taxes and fixed charges	$3,467	$2,682	$3,456	$3,255	$3,192	$3,320	$3,219
Fixed Charges:	$510	$300	$460	$400	$402	$383	$356
Ratio of earnings to fixed charges	6.8	8.9	7.5	8.1	7.9	8.7	9.0

(1) Financial data does not reflect the effects from the January 1, 2018 adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606).